DGAP Voting Rights Announcement: AIXTRON SE
AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities
Trading Act] with the objective of Europe-wide distribution

25.07.2016 / 15:35
Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

AIXTRON SE Dornkaulstraße 2 52134 Herzogenrath Germany

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
Generation Investment Management LLP	London United Kingdom

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached

14 Jul 2016

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	4.67%	0%	4.67%	112737030
Previous notification	5.17%	0%	5.17%	/

7. Notified details of the resulting situation
a. Voting rights attached to shares (Sec.s 21, 22 WpHG)

ISIN	absolute		in %
	direct (Sec. 21 WpHG)	indirect (Sec. 22 WpHG)	direct (Sec. 21 WpHG)	indirect (Sec. 22 WpHG)
DE000A0WMPJ6		5269265%		4.67%
Total	5269265		4.67%

b.1. Instruments according to Sec. 25 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total		%

b.2. Instruments according to Sec. 25 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
%
			Total		%

8. Information in relation to the person subject to the notification obligation

X	Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)	Total of both (if at least held 5% or more)

9. In case of proxy voting according to Sec. 22 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

10. Other explanatory remarks:

25.07.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate
News and Press Releases.
Archive at www.dgap.de

Language: English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Internet:	www.aixtron.com
End of News DGAP News Service

484587 25.07.2016